

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 16, 2017

Via E-Mail
Todd Molz
Oaktree Fund Advisors, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

> **Re:** **Oaktree Real Estate Income Trust, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted September 25, 2017**
> **CIK No. 0001713407**

Dear Mr. Molz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 6. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review.

Management

Directors and Executive Officers, page 117

2. Please provide the disclosure required by Item 24(b)(3) of Form S-11 for each of your Adviser's principal executive officers. See also Instruction 1 to Item 24(b)(3).

<u>Conflicts of Interest</u>

<u>General, page 141</u>

3. We note your response to comment 22. Please consider expanding your disclosure to provide insight into the size of the Other Oaktree Accounts with Real Estate Income investment strategies and performing real estate debt strategies.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or Sonia Gupta Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Andrew R. Keller, Esq. (Via E-Mail)
        Simpson Thacher & Bartlett LLP